					Exhibit 12.2
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt (including interest capitalized)	$70,575	$58,003	$42,272	$42,487	$40,462
Amortization of debt premium, discount and expenses	1,336	4,345	4,618	2,871	2,856
Other interest (including interest capitalized)	2,529	14,424	15,773	6,892	3,980
Interest from discontinued operations (including capitalized interest)	1,027	13,758	12,546	11,790	10,658
Estimated interest factor of lease rental charges	4,517	4,553	4,661	4,337	4,588
Total Fixed Charges	$79,984	$95,083	$79,870	$68,377	$62,544

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$45,627	$(69,324)	$34,611	$89,657	$51,034
Fixed charges as above	79,984	95,083	79,870	68,377	62,544
Non-controlling interest in earnings of Valencia	(11,890)	(7,179)	-	-	-
Interest capitalized	(6,067)	(7,363)	(10,033)	(5,257)	(3,512)

Earnings Available for Fixed Charges	$107,654	$11,217 *	$104,448	$152,777	$110,066

Ratio of Earnings to Fixed Charges	1.35	0.12	1.31	2.23	1.76

* The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $83.9 million for the year December 31, 2008.